SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

iDreamSky Technology Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

45173K101**

(CUSIP Number)

Michael Xiangyu Chen

c/o iDreamSky Technology Limited

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong, 518057

People’s Republic of China

(86) 755 8668 5111

With a copy to:

David T. Zhang

Jesse Sheley

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(852) 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares, each representing four Class A ordinary shares, par value $0.0001 per share.

CUSIP No. 45173K101	13D	Page 2 of 7

1	Names of reporting persons Michael Xiangyu Chen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person IN

CUSIP No. 45173K101	13D	Page 3 of 7

1	Names of reporting persons MICH Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person CO

CUSIP No. 45173K101	13D	Page 4 of 7

1	Names of reporting persons Dream Data Services Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person CO

CUSIP No. 45173K101	13D	Page 5 of 7

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being jointly filed by Mr. Michael Xiangyu Chen (“Mr. Chen”), MICH Limited and Dream Data Services Limited (“Dream Data,” and together with Mr. Chen and MICH Limited, the “Reporting Persons”) relating to Class A ordinary shares of iDreamSky Technology Limited, a Cayman Islands company (the “Issuer”). This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2016 (the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“On May 16, 2016, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at Shearman & Sterling’s office at 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On September 7, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on September 7, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the Effective Time, each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, has been cancelled in exchange for the right to receive $3.50 in cash per Ordinary Share without interest and net of any applicable withholding taxes, and for the avoidance of doubt, because each ADS represent four Class A Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $14.00 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees and $0.02 per ADS depositary services fees pursuant to the terms and conditions of the deposit agreement, dated August 6, 2014 between the Issuer and The Bank of New York Mellon and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time). The Excluded Shares other than Dissenting Shares has been cancelled for no consideration. Each of the Dissenting Shares has been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Cayman Islands Companies Law, as amended.

In addition, at the Effective Time, the Issuer terminated its 2012 Share Incentive Plan and 2014 Share Incentive Plan (collectively, the “Share Incentive Plans”), terminated all relevant award agreements entered into under the Share Incentive Plans, and cancelled all options to purchase Class A Shares (the “Company Options”) and all restricted Class A Shares (the “Company Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding, whether or not vested or exercisable.

At the Effective Time, (a) each Company Option vested on or prior to the Effective time (a “Vested Company Option”) has been cancelled in exchange for the right to receive a cash amount equal to the excess of $3.50 over the applicable per share exercise price of such Company Option, and (b) each Company Option not vested on or prior to the Effective Time (an “Unvested Company Option”) has been cancelled in exchange for a right to receive an award of Holdco to purchase a number of ordinary shares of Holdco (“Holdco Shares”) not less than the number of Ordinary Shares underlying such Unvested Company Option, with equivalent or greater economic value as such Unvested Company Option under the terms to be determined by Parent.

At the Effective Time, (a) each outstanding Company Restricted Share that is not held by members of the special committee (the “Special Committee”) of the Board has been cancelled in exchange for a right to receive an award of Holdco to purchase a number of Holdco Shares not less than the number of Ordinary Shares underlying such Company Restricted Share, with equivalent or greater economic value as such Company Restricted Share under the terms to be determined by Parent, and (b) each outstanding Company Restricted Share that is held by members of the Special Committee has been cancelled in exchange for a right to receive $3.50 in cash.

CUSIP No. 45173K101	13D	Page 6 of 7

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Ordinary Shares will terminate. NASDAQ has filed an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to remove the ADSs from listing on NASDAQ and withdraw registration of the Issuer’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) — (b) As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the prior 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of September 7, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment No.1 constitutes the final amendment to the Original Statement, as amended.”

CUSIP No. 45173K101	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016

MICHAEL XIANGYU CHEN

/s/ Michael Xiangyu Chen

MICH LIMITED

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

DREAM DATA SERVICES LIMITED

By:	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen
Title: Director

[Signature Page to 13D]